Filed Pursuant to Rule 433

Registration No. 333-230656

Free Writing Prospectus dated August 3, 2020

DTE ENERGY COMPANY

PRICING TERM SHEET

Issuer:	DTE Energy Company
Security:	2020 Series F 1.05% Senior Notes due 2025 (the “Notes”)
Legal Format:	SEC Registered
Principal Amount:	$800,000,000
Maturity Date:	June 1, 2025
Interest Payment Dates:	June 1 and December 1, commencing on December 1, 2020
Benchmark Treasury:	0.250% due July 31, 2025
Benchmark Treasury Price/Yield:	100-033⁄4 / 0.226%
Spread to Benchmark Treasury:	+85 basis points
Yield to Maturity:	1.076%
Coupon:	1.05%
Price to Public:	99.879%
Optional Redemption:	Prior to May 1, 2025 (the “Par Call Date”), the Notes will be redeemable in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the Notes matured on the Par Call Date discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 15 basis points; plus in either case, accrued and unpaid interest to the redemption date. On or after the Par Call Date, the Notes will be redeemable at a redemption price equal to 100% of the principal amount of Notes being redeemed, plus accrued and unpaid interest to the redemption date.
Trade Date:	August 3, 2020
Settlement Date:	T+3; August 6, 2020
CUSIP / ISIN:	233331 BG1 / US233331BG16
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Anticipated Ratings:*	Baa2 (Stable) / BBB (Stable) / BBB (Stable) (Moody’s/S&P/Fitch)
Joint Book-Running Managers:	Citigroup Global Markets Inc.
BMO Capital Markets Corp.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
Co-Managers:	KeyBanc Capital Markets Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Citigroup Global Markets Inc. at 800-831-9146; BMO Capital Markets Corp. at 866-864-7760; Morgan Stanley & Co. LLC at 866-718-1649; or PNC Capital Markets LLC at 855-881-0697.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.